Filed Pursuant to Rule 424(b)(2)
Registration Number 333-170572

PROSPECTUS

2,195,580 Shares of Common Stock

This prospectus covers the offer and sale by us of up to 2,195,580 shares of our common stock, par value $0.01 per share, available for issuance under our 2006 Stock Incentive Plan, or the Plan, in connection with the grant of restricted stock, and unrestricted stock and shares of common stock to be issued in the form of incentive stock options, non-qualified stock options, stock appreciation rights, performance awards or other stock-based awards to individuals or entities who provide services to us (including our directors and executive officers, Cypress Sharpridge Advisors LLC, which we refer to as our Manager, and individuals or entities who provide services to our Manager and affiliates and sub-advisors of our Managers), which we refer to as Participants. See “Description of the Plan.” We will receive the exercise or purchase price of certain stock-based awards under the Plan if and when such awards are exercised or purchased. We will not receive any proceeds if the stock-based awards are exercised on a cashless basis or do not require payment to us, as is the case with restricted stock awards. Any expenses incurred in connection with the registration and offering will be borne by us.

Our common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol “CYS.” On November 29, 2010, the closing price of our common stock was $13.72 per share.

You should carefully read and consider the risk factors described under “Risk Factors” on page 4 of this prospectus and contained in our most recent annual report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference herein, as updated and supplemented by our quarterly report on Form 10-Q for the quarter ended March 31, 2010, which is incorporated by reference herein, and our periodic reports and other information that we file with the Securities and Exchange Commission, or the SEC, before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 30, 2010.

You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any information or to represent anything not contained or incorporated by reference in this prospectus. If anyone provides you with different, inconsistent or unauthorized information or representations, you must not rely on them. This prospectus is an offer to sell only the securities offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date on the front of this prospectus and the information incorporated by reference in this prospectus is accurate only as of the date of the document containing the incorporated information.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

When used in this prospectus, in future filings with the SEC or in press releases or other written or oral communications, statements which are not historical in nature, including those containing words such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions, are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, as such, may involve known and unknown risks, uncertainties and assumptions. The forward-looking statements we make in this prospectus include, but are not limited to, statements about the following:

•	our investment, financing and hedging strategy and the success of these strategies;

•	the effect of increased prepayment rates on our portfolio;

•	our ability to convert our assets into cash or extend the financing terms related to our assets;

•	our ability to meet our short term liquidity requirements with our cash flow from operations and borrowings;

•	our ability to quantify risks based on historical experience;

•

our ability to maintain our qualification as a real estate investment trust, or REIT, for federal income tax purposes and to maintain an exemption from registration under the Investment Company Act of 1940, as amended, or the Investment Company Act;

•	our assessment of counterparty risk;

•	our liquidity;

•	our asset valuation policies;

•	our distribution policy; and

•	the effect of recent U.S. Government actions on the housing and credit markets.

Forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors could cause actual results to vary from our forward-looking statements:

•

the factors referenced in this prospectus, including those set forth under the section captioned “Risk Factors” and the sections captioned “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and our periodic reports and other information that we file with the SEC;

•	changes in our investment, financing and hedging strategy;

•	the adequacy of our cash flow from operations and borrowings to meet our short term liquidity requirements;

•	the liquidity of our portfolio;

•	unanticipated changes in our industry, interest rates, the credit markets, the general economy or the real estate market;

•	changes in interest rates and the market value of our assets;

•	changes in the prepayment rates on the mortgage loans underlying our assets;

•	our ability to borrow to finance our assets;

•	changes in government regulations affecting our business;

•	our ability to maintain our qualification as a REIT for federal income tax purposes;

•	our ability to maintain our exemption from registration under the Investment Company Act; and

•	risks associated with investing in real estate assets, including changes in business conditions and the general economy.

These and other risks, uncertainties and factors, including those described elsewhere in this prospectus, could cause our actual results to differ materially from those projected in any forward-looking statements we make. All forward-looking statements speak only as of the date on which they are made. New risks and uncertainties arise over time and it is not possible to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE COMPANY

We are a specialty finance company created with the objective of achieving consistent risk-adjusted investment income. We seek to achieve this objective by investing, on a leveraged basis, in residential mortgage pass-through securities for which the principal and interest payments are guaranteed by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association, and collateralized by single-family residential mortgage loans. We refer to these securities as Agency RMBS. We were formed as a Maryland corporation in February 2006, and we are currently managed by Cypress Sharpridge Advisors LLC, a joint venture between affiliates of The Cypress Group and Sharpridge Capital Management, L.P. We have elected to be taxed as a REIT for federal income tax purposes.

We earn investment income from our investment portfolio, and we use leverage to seek to enhance our returns. Our net investment income is generated primarily from the difference, or net spread, between the interest income we earn on our investment portfolio and the cost of our borrowings and hedging activities. The amount of net investment income we earn on our investments depends in part on our ability to control our financing and hedging costs, which comprise a significant portion of our operating expenses.

While we use hedging to mitigate some of our interest rate risk, we do not hedge all of our exposure to changes in interest rates. This is because there are practical limitations on our ability to insulate our portfolio from all potential negative consequences associated with changes in short term interest rates in a manner that will allow us to seek attractive spreads on our portfolio.

In addition to investing in issued pools of Agency RMBS, we occasionally utilize forward-settling purchases of Agency RMBS where the pool is “to-be-announced,” or TBAs. Pursuant to these TBA transactions, we agree to purchase, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered is not identified until shortly before the TBA settlement date. In addition, our investment guidelines permit investments in collateralized mortgage obligations issued by a government agency or a government sponsored entity that are collateralized by Agency RMBS, or CMOs.

Our principal executive offices are located at 437 Madison Avenue, 33rd Floor, New York, New York 10022, and our telephone number is (212) 612-3210. Our website is www.cysinv.com. Our website and the information contained therein or connected thereto do not constitute a part of this prospectus or any amendment or supplement thereto.

RISK FACTORS

You should carefully read and consider the risk factors incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, as well as the risks, uncertainties and additional information set forth in our SEC reports on Forms 10-K, 10-Q and 8-K and in the other documents incorporated by reference in this prospectus. For a description of these reports and documents, and information about where you can find them, see “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference.” Additional risks not presently known or that are currently deemed immaterial could also materially and adversely affect our financial condition, results of operations, business and prospects.

USE OF PROCEEDS

We will receive the exercise or purchase price of certain stock-based awards under the Plan if and when such awards are exercised or purchased. We will not receive any proceeds if the stock-based awards are exercised on a cashless basis or do not require payment to us, as is generally the case with stock appreciation rights and other share-based awards such as restricted stock and restricted stock unit awards. We anticipate that we will use the net proceeds received by us for general corporate purposes.

DESCRIPTION OF THE PLAN

General Information

We adopted the Plan to assist us and our affiliates in recruiting and retaining employees and other service providers with ability and initiative by enabling such persons to participate in our future success and the future success of our affiliates and to associate their interests with our interests and the interests of our stockholders. The term “affiliate” means any entity, whether now or hereafter existing, which controls, is controlled by, or is under common control with us.

The Plan offers to those selected to participate in the opportunity to acquire shares of our common stock through options granted to them under the Plan. An option entitles the optionee to purchase shares of common stock from us at the option price. Two types of options - incentive stock options and nonqualified stock options - may be granted under the Plan. The two types of options differ primarily in the tax consequences attending the exercise of an option and the disposition of the shares received upon exercise of an option. See the section entitled “Material U.S. Federal Income Tax Considerations.”

Participants also may be granted stock appreciation rights, also known as SARs. SARs may be granted in relation to a particular option, which we refer to as Corresponding SARs, or as independent awards. Corresponding SARs can be exercised only to the extent that the portion of the option to which the SAR relates is exercisable and only upon the surrender to us, unexercised, of such portion of the option. The exercise of an SAR entitles the Participant to receive the excess of the Fair Market Value of a share of common stock on the date of exercise over the exercise price of the SAR. The term “Fair Market Value” means, on any given date, the reported “closing” price of a share of common stock on the principal national securities exchange on which the shares are listed. If the common stock is not listed for trading on a national securities exchange, then Fair Market Value shall be the “closing” price of a share of common stock on such other exchange on which the common stock is listed for trading. The exercise price of an SAR means an amount that is not less than the exercise price of the related option (in the case of a Corresponding SAR) or an amount that is not less than the Fair Market Value of one share of common stock on the date of grant (in the case of an SAR granted independently of options).

Participants also may be awarded Other Share-Based Awards under the Plan. An “Other Share-Based Award” may be a grant of shares of common stock, shares of restricted common stock, restricted stock units or other awards that are valued, in whole or in part, based on the Fair Market Value of our common stock. The Participant’s rights in Other Share-Based Awards may be forfeitable or otherwise restricted for a period of time or until certain conditions are satisfied. The requirements that must be satisfied before an Other Share-Based Award becomes nonforfeitable and transferable will be specified on the date of grant.

All grants or awards made under the Plan will be governed by written agreements between us and the Participant.

The Plan is not subject to the terms of the Employee Retirement Income Security Act of 1974, as amended. The Plan is not, and is not intended to be, qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code.

Administration

The Plan is administered by the compensation committee of our board of directors. The compensation committee has complete authority to grant options, SARs and Other Share-Based Awards upon such terms (not inconsistent with the provisions of the Plan) as it may consider appropriate. The compensation committee has complete authority to:

•	interpret all provisions of the Plan;

•	prescribe the form of agreements;

•	adopt, amend, and rescind rules and regulations pertaining to the administration of the Plan;

•	accelerate the time at which any option or SAR may be exercised, or the time at which any Other Share-Based Award may become transferable and nonforfeitable; and

•	make all other determinations necessary or advisable for the administration of the Plan.

Any administrative action taken by the compensation committee shall be final and conclusive. Neither the compensation committee nor any of its members shall be liable for any act done in good faith with respect to the Plan or any agreement, grant or award under the Plan. We will pay all expenses of administering the Plan.

For purposes of determining the applicability of Section 422 of the Internal Revenue Code (which relates to incentive stock options), or in the event that the terms of any award under the Plan provide that shares or other property may be issued or vest thereunder only during employment or continued service or within a specified period of time after termination of employment or continued service, the compensation committee may decide to what extent leaves of absence for governmental or military service, illness, temporary disability or other reasons shall not be deemed interruptions of continuous employment or continuous service.

The compensation committee may delegate some or all of its duties under the Plan, including to a subcommittee comprised of at least two individuals who are intended to qualify as “non-employee directors” under Rule 16b-3 under the Exchange Act and “outside directors” under Section 162(m) of the Internal Revenue Code. References to the “compensation committee” in this summary of the Plan mean the committee and its delegate, if any.

More information about the Plan and the compensation committee may be obtained by calling or writing Cypress Sharpridge Investments, Inc., 437 Madison Avenue, 33rd Floor, New York, New York 10022, Attention: Corporate Secretary (telephone (212) 612-3210).

Eligibility for Participation

Eligibility to participate in the Plan is limited to Participants in the Plan. “Participants” means an individual or entity who satisfies at least one of the following categories:

•	our directors and executive officers;

•	employees and officers of an affiliate (including a trade or business that becomes an affiliate after the adoption of the Plan);

•	our Manager;

•	any employee or officer of the Manager;

•	the Manager’s sub-advisors;

•	employees and officers of the Manager’s sub-advisors; or

•	any “person” (as used in Section 13(d) or 14(d) of the Exchange Act) who provides services to us, an affiliate, the Manager, its sub-advisors or an affiliate of the Manager.

The compensation committee, in its sole discretion, determines whether an individual or entity will participate in the Plan based upon whether the participation of such person or entity is in our best interest.

Shares Subject to Plan

Subject to the provisions of the following paragraphs, the maximum aggregate number of common stock authorized for issuance under the Plan pursuant to the exercise of options or SARs and the grant or settlement of Other Share-Based Awards is 3,333,333 shares. As of November 12, 2010, 2,195,580 shares of common stock remain available for issuance under the Plan, including 131,088 shares that may be issued upon exercise of options outstanding under the Plan. The Plan provides that no Participant may receive awards in any calendar year with respect to more than 1,100,000 shares of common stock.

Upon the award of common stock under an Other Share-Based Award, we may deliver to the Participant shares of common stock from our authorized but unissued common stock or from shares that we reacquire. Upon the exercise of any option or SAR or the settlement of an Other Share-Based Award, we may deliver to the Participant (or to the Participant’s broker if the Participant so directs) shares of common stock from our authorized but unissued common stock or from shares that we reacquire.

If any options or SARs terminate, expire or are cancelled, forfeited, exchanged or surrendered without having been exercised or if any Other Share-Based Awards are forfeited, the shares of common stock subject to such awards will again be available for future grants under the Plan. Shares of common stock that are tendered or withheld to satisfy the exercise price of an option or for tax withholding are not available for future grants under the Plan.

In the event that (i) there is a change in the outstanding common stock, such as a share dividend, share split-up, subdivision, extraordinary cash dividend or consolidation of shares that affects the number or kind of common stock (or other of our securities) or (ii) there occurs any other similar transaction, the maximum number of shares of common stock which may be issued under the Plan, the individual grant limit and the terms of outstanding awards must be adjusted as the compensation committee determines to be equitably required.

Terms and Conditions of Options

Grants

The compensation committee will designate Participants to whom options will be granted, will determine whether the option is an incentive stock option or a nonqualified stock option and will specify the number of shares of common stock subject to each grant. All options will be subject to the applicable provisions of the Plan and to such other provisions as the compensation committee may adopt.

No Participant may be granted incentive stock options (under the Plan or any other incentive stock option plan adopted by us or an affiliate) that are first exercisable in any calendar year for shares of common stock having an aggregate Fair Market Value (determined as of the date that the incentive stock option was granted) in excess of $100,000. The preceding annual limitation does not apply to nonqualified stock options.

Option Price

The price per share for common stock purchased upon the exercise of an option granted under the Plan will be determined by the compensation committee on the date the option is granted. The option price may not be less than the shares’ Fair Market Value on the date the option is granted. The price per share for common stock purchased upon the exercise of an incentive stock option granted under the Plan to a “Ten Percent Stockholder” may not be less than one hundred ten percent (110%) of the shares’ Fair Market Value on the date the option is granted. A “Ten Percent Stockholder” is any individual who owns more than 10% of the total combined voting power of our stock or a “parent corporation” or “subsidiary corporation” (as those terms are defined in Section 424 of the Internal Revenue Code). An individual shall be considered to own (i) any voting shares that are owned, directly or indirectly, by or for his or her brothers, sisters, spouse, ancestors or lineal descendants and (ii) the proportional amount of any voting shares owned, directly or indirectly, by or for a corporation, partnership, estate or trust of which any such individual is a stockholder, partner or beneficiary.

Except for an adjustment to reflect share dividends and other changes in capitalization, the option price may not be reduced after the grant of the option (by amendment or cancellation of the option or otherwise), without the approval of our stockholders.

Exercise

Subject to the provisions of the Plan and the applicable agreement, an option may be exercised in whole or in part from time to time at such times and in compliance with such requirements as the compensation committee prescribes. A partial exercise of an option will not affect the Participant’s right to exercise the option (or Corresponding SAR) from time to time in accordance with the Plan and the applicable agreement with respect to the remaining shares subject to the option (or Corresponding SAR).

The maximum period in which an option may be exercised shall be determined by the compensation committee on the date of grant, but may not be longer than 10 years from the date of grant. An incentive stock option granted to a Participant who is a Ten Percent Stockholder on the date of grant may not be exercised after the expiration of five years from the date of grant. The terms of an option may provide that it is exercisable for a period of less than the applicable maximum period.

The exercise of either an option or Corresponding SAR will result in the termination of the other to the extent of the number of shares for which the option or Corresponding SAR was exercised.

Payment

Unless otherwise provided in an Agreement, payment of the option price may be made (i) in cash or its equivalent (e.g., by check), (ii) by tendering shares of common stock (either by actual tender or by attestation of ownership), (iii) by a broker-assisted cashless exercise, (iv) by a net settlement of shares or (v) a combination of the foregoing. If shares of common stock are used to pay all or part of the option price, the sum of the cash and cash equivalent and the Fair Market Value (determined on the date of exercise) of the shares surrendered must not be less than the option price of the shares for which the option is being exercised.

Disposition of Stock

A Participant must notify us of any sale or other disposition of common stock acquired pursuant to an incentive stock option if such sale or disposition occurs (i) within two years of the grant of the option or (ii) within one year of the exercise of the option. Such notice shall be in writing and directed to our Secretary.

Stockholder Rights

No Participant will, as a result of receiving an option, have any rights as a stockholder until the date that the option is exercised.

Before selling shares of common stock (including shares acquired under an option), Participants who are our officers or directors (any of the foregoing is referred to as an Insider) should consider carefully the “short-swing profit” provisions of the Exchange Act. The “short-swing profit” rules are complex and all Insiders are strongly urged to consult with their legal advisors and us before engaging in transactions involving common stock.

Terms and Conditions of SARs

Grants

The compensation committee will designate Participants to whom SARs are to be granted and will specify the number of shares of common stock subject to each grant. An SAR may be granted in conjunction with, or independent of, an option. All SARs will be evidenced by agreements that will be subject to the applicable provisions of the Plan and to such other provisions as the compensation committee may prescribe. No Participant may be granted Corresponding SARs related to incentive stock options (under the Plan or any other incentive stock option plan adopted by us or an affiliate) which are first exercisable in any calendar year for shares of common stock having an aggregate Fair Market Value (determined as of the date of grant of the related option) in excess of $100,000.

Exercise

Subject to the provisions of the Plan and the applicable agreement, an SAR may be exercised in whole or in part from time to time at such times and in compliance with such requirements as the compensation committee shall determine. A partial exercise of an SAR will not affect the right to exercise the SAR or related option from time to time in accordance with the Plan and the applicable agreement with respect to the remaining shares subject to the SAR or related option.

A Corresponding SAR may be exercised only to the extent and at such times as the related option is exercisable. The exercise of a Corresponding SAR will result in the termination of the related option to the extent of the number of shares for which the Corresponding SAR is exercised.

The maximum period in which an SAR may be exercised shall be determined by the compensation committee on the date of grant, but shall not be longer than 10 years. An SAR that is related to an incentive stock option granted to a Participant who is a Ten Percent Stockholder on the date of grant may not be exercised after the expiration of five years from the date of grant. The terms of an SAR may provide that it is exercisable for a period of less than the applicable maximum period described above.

Settlement

Upon the exercise of an SAR, a Participant is entitled to receive, with respect to each share of common stock subject to the SAR exercise, the excess of the Fair Market Value of a share of common stock on the date of exercise over the exercise price of the SAR. At the compensation committee’s discretion, the amount payable on account of the exercise of an SAR shall be settled in cash, common stock or a combination of cash and common stock. A fractional share will not be delivered upon the exercise of an SAR but a cash payment will be made in lieu thereof (except that the compensation committee may choose to ignore the fractional share).

Stockholder Rights

No Participant will, as a result of receiving an SAR, have any rights as a stockholder until the date the SAR is exercised and then only to the extent that the SAR is settled with shares of common stock.

Before selling shares of common stock (including shares acquired under an SAR), Participants who are Insiders should consider carefully the “short-swing profit” provisions of the Exchange Act. The “short-swing profit” rules are complex, and all Insiders are strongly urged to consult with their legal advisors and us before exercising an SAR or engaging in other transactions involving common stock.

Terms and Conditions of Other Share-Based Awards

Awards

The compensation committee will designate Participants who will receive Other Share-Based Awards and will specify the number of shares of common stock subject to each award. All Other Share-Based Awards will be evidenced by agreements that will be subject to the applicable provisions of the Plan and to such other requirements as the compensation committee may prescribe.

Other Share-Based Awards may be granted in the form of common stock that is vested and transferable as of the date of grant, or a Share Award. Shares of common stock that are initially nonvested, nontransferable or both, or a Restricted Share Award, also may be granted as an Other Share-Based Award. Restricted stock units, or a RSU, which represent the right to receive a share of common stock in the future, subject to the terms and conditions prescribed by the compensation committee, also may be granted as Other Share-Based Awards.

Vesting

The compensation committee, on the date of award, may prescribe that the Participant’s rights in an Other Share-Based Award will be forfeitable or otherwise restricted for a period of time or until conditions set forth in the agreement are satisfied. By way of example and not of limitation, the compensation committee may prescribe that a Participant’s rights in an Other Share-Based Award shall be forfeitable or otherwise restricted subject to the Participant’s continued employment or service or the attainment of objectives stated with reference to the attainment of performance objectives established by the compensation committee.

The compensation committee may grant Other Share-Based Awards that are intended to qualify as “performance based compensation” under Section 162(m) of the Internal Revenue Code, or Performance-Based Awards. Performance-Based Awards will be earned or become vested based on the attainment of pre-established performance goals established by the compensation committee. The performance goals will be based on one or more of the following criteria:

•	consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation or amortization);

•	net income;

•	operating income;

•	earnings per share;

•	book value per share;

•	return on stockholders’ equity;

•	expense management;

•	return on investment;

•	improvements in capital structure;

•	profitability of an identifiable business unit or product;

•	maintenance or improvement of profit margins;

•	stock price;

•	dividend per share;

•	revenues or sales;

•	costs;

•	cash flow; and

•	return on assets.

The performance goals may relate to our performance, the performance of one or more of our affiliates or one or more of the divisions or units of an affiliate or a combination of the foregoing. Performance goals may be applied on an absolute basis and/or relative to prior years of our company, one or more peer group companies or indices or a combination thereof. To the extent permitted by Section 162(m) of the Internal Revenue Code, the determination of whether the performance goals have been achieved may be made without regard to extraordinary items. Performance Based-Awards will be earned or become vested only to the extent that the compensation committee determines the goals have been achieved.

Stockholder Rights

Prior to their forfeiture, a Participant will have the rights of a stockholder with respect to any shares of common stock granted pursuant to an Other Share-Based Award, including the right to receive dividends and vote the shares. Further, until any shares of common stock granted under an Other Share-Based Award are transferable and no longer forfeitable, the following limitations apply: (i) the Participant may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of shares granted under the Stock Award, (ii) the Company will retain custody of the certificates evidencing the shares and (iii) the Participant must deliver to us a stock power, endorsed in blank, with respect to the Other Share-Based Award. A Participant will not have any rights as a stockholder with respect to RSUs and Other Share-Based Awards that are merely denominated in common stock until shares of common stock are issued in settlement of the Other Share-Based Awards.

Before selling shares of common stock (including shares acquired under an Other Share-Based Award), Participants who are Insiders should consider carefully the “short-swing profit” provisions of the Exchange Act. The “short-swing profit” rules are complex, and all Insiders are strongly urged to consult with their legal advisors and us before engaging in transactions involving common stock.

Unfunded Plan

The Plan, insofar as it provides for grants and awards, will be unfunded, and we will not be required to segregate any assets that may be represented by grants or awards under the Plan. Any liability we may have to any person with respect to any grant or award under the Plan will be based solely upon any contractual obligations that may be created pursuant to the Plan. No such obligation will be secured by any pledge of, or other encumbrance on, our property.

Withholding Taxes

Each Participant shall be responsible for satisfying any income and employment tax withholding obligations attributable to participation in the Plan. Unless otherwise provided by an agreement, any such withholding tax obligations may be satisfied by:

•	surrendering shares of common stock previously acquired by the Participant;

•

authorizing us to withhold or reduce the number of shares of common stock otherwise issuable to the Participant upon the exercise of an option or SAR or the settlement of an Other Share-Based Award; or

•	any other method as may be approved by the compensation committee.

If shares of common stock are used to pay all or part of such withholding tax obligation, the Fair Market Value of the shares surrendered, withheld or reduced shall be determined as of the day the tax liability arises. If at any time the compensation committee determines that we have not received or required sufficient payment to satisfy a withholding requirement, the compensation committee is authorized to require such additional payments as it determines are necessary and may withhold from such sources as it determines are necessary.

Assignment of Interest

Unless otherwise determined by the compensation committee, options, SARS and Other Share-Based Awards granted under the Plan will not be transferable except by will or the laws of descent and distribution.

Change in Control

The Plan has several provisions that apply in the event we experience a “change in control” (as defined in the Plan). Upon a change in control, the compensation committee is authorized to cause outstanding options and SARs to become exercisable (in whole or in part) and outstanding Other Share-Based Awards to become transferable and nonforfeitable.

Accelerated vesting of options, SARs and Other Share-Based Awards may not apply, however, if the compensation committee, in its discretion and without Participant consent, agrees that an outstanding option, SAR or Other Share-Based Award will be assumed by, or replaced with a substitute award issued by, the surviving entity in the change in control.

Notwithstanding the preceding paragraphs, the compensation committee may, in its discretion and without Participant consent, also provide that an outstanding option, SAR or Other Share-Based Award will be cancelled in exchange for a payment. Under those circumstances, the amount of the payment shall be an amount that is substantially equal to:

•	the amount by which the Fair Market Value of a share of common stock in the change in control exceeds the option price or SAR exercise price in the case of an option or SAR; or

•	the Fair Market Value of a share of common stock in the change in control in the case of an Other Share-Based Award.

Amendment and Termination

Our board of directors may amend or terminate the Plan at any time. However, an amendment will not become effective until approved by the stockholders of the Company if the amendment would increase the number of shares of common stock that may be issued under the Plan or change the option price or SAR exercise price (in either event other than adjustments to reflect a change in our capitalization) or change the requirements for eligibility to participate in the Plan. In addition, unless consented to by a Participant, no amendment of the Plan may adversely impair the rights of such Participant under any option, SAR or Other Share-Based Award or Incentive Award that is outstanding at the time the Plan is amended.

No options, SARs or Other Share-Based Awards may be granted or awarded after February 10, 2016. Grants and awards under the Plan that are made on or before that date will remain valid in accordance with their terms.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material federal income tax considerations that you, as a Participant in the Plan and a holder of shares of common stock, may consider relevant. Hunton & Williams LLP has acted as our tax counsel, has reviewed this summary, and is of the opinion that the discussion contained herein is accurate in all material aspects. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances, or to certain types of holders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations, partnerships, financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations and other persons subject to special tax rules. This summary assumes that holders hold shares of common stock as capital assets for federal income tax purposes, which generally means property held for investment.

The statements in this section and the opinion of Hunton & Williams LLP are based on the current federal income tax laws. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS regarding any matter in this prospectus.

This summary is for general information only and is not tax advice. We urge you to consult your tax advisor regarding the specific tax consequences to you of participating in the Plan, ownership and sale of our common stock and of our election to be taxed as a REIT. Specifically, you should consult your tax advisor regarding the federal, state, local, foreign, and other tax consequences of such participation, ownership, sale and election, and regarding potential changes in applicable tax laws.

Federal Income Tax Treatment of Incentive Stock Options

Under Section 421 of the Internal Revenue Code, no income will be recognized by a Participant upon the grant or the exercise of an incentive stock option (although the difference between the fair market value of a share of common stock on the date of exercise and the option price is an adjustment to the Participant’s alternative minimum taxable income that may give rise to alternative minimum tax liability). A Participant will recognize income if and when he or she disposes of the shares acquired under the incentive stock option. The Participant’s tax basis in the shares received upon the exercise of an incentive tax option generally will be the amount paid in connection with the exercise of the option - the option price. If the disposition does not occur within two years after the grant of the incentive stock option or within one year after the shares were transferred to him or her, or the incentive stock option holding period, the gain realized on such disposition will be characterized as long-term capital gain.

If shares of common stock acquired under an incentive stock option are disposed of prior to the expiration of the incentive stock option holding period, the Participant will recognize, as ordinary income, the difference between the fair market value of the common stock on the date of exercise and the option price. Any gain in excess of that amount will be characterized as either long-term or short-term capital gain, depending on the period the stock was held by the Participant.

A special rule applies to the disposition of common stock prior to the expiration of the incentive stock option holding period where the amount realized is less than the fair market value of the common stock on the date of exercise. In that event, the income recognized by the Participant is limited to the difference between the amount realized on the disposition of the common stock and the option price. The special rule does not apply, however, unless the common stock is disposed of in a transaction in which the Participant could claim a loss if a loss was in fact sustained.

The incentive stock option holding period does not have to be satisfied if the incentive stock option is exercised on behalf of a Participant’s estate or by a person who succeeds to the Participant’s rights by bequest or inheritance. Thus, the Participant’s estate or any person who exercises an incentive stock option by reason of bequest or inheritance will be entitled to long-term capital gain treatment upon the subsequent disposition of the common stock.

If the agreement permits, a Participant may pay the option price by surrendering shares of common stock. If common stock is surrendered in the exercise of an incentive stock option, the Participant generally will not recognize income on account of the exchange. The Participant’s tax basis in the shares received in the exchange that do not exceed the number of shares surrendered is the same as his or her tax basis in the surrendered shares. The holding period of those shares will include the period that the Participant held the surrendered shares except for purposes of determining whether the incentive stock option holding period has been satisfied.

The Participant’s tax basis in the shares received in the exchange that exceed the number of shares surrendered, or the Additional Shares, will either be zero or the amount of any cash that is paid as part of the option price. The holding period for the Additional Shares will be measured from the date of the incentive stock option exercise.

A special rule applies in the case of a disposition of any of the shares received in a stock-for-stock incentive stock option exercise if the disposition occurs before the end of the incentive stock option holding period. The special rule provides that the Participant will be deemed to have first sold the shares with the lowest tax basis.

We will not be entitled to a federal income tax deduction with respect to the grant or exercise of an incentive stock option. The Participant’s employer (either us or our affiliate) will be entitled to a federal income tax deduction if the Participant disposes of shares of common stock acquired under an incentive stock option prior to the expiration of the incentive stock option holding period. In that event, the Participant’s employer (either us or our affiliate) generally will be entitled to a federal income tax deduction equal to the amount of ordinary income recognized by the Participant.

Federal Income Tax Treatment of Nonqualified Options and SARs

Upon the exercise of a nonqualified stock option, the Participant will recognize, as ordinary income, the difference between the option price and the fair market value of the common stock on the date the option is exercised.

Upon the exercise of an SAR, a Participant will recognize, as ordinary income, the amount of any cash plus the fair market value of any common stock which is paid in settlement of the SAR.

The Participant’s tax basis in the shares received upon the exercise of a nonqualified stock option or SAR will be the sum of the amount of any income recognized and the amount paid in connection with the exercise. Any gain or loss that a Participant realizes on a subsequent disposition of common stock acquired upon the exercise of an SAR or nonqualified stock option will be treated as long-term or short-term capital gain or loss, depending on the period during which the Participant held such shares.

If the agreement permits, a Participant may pay the option price of a nonqualified stock option by surrendering shares of common stock. If common stock is surrendered in the exercise of a nonqualified stock option, the Participant will not recognize gain or loss to the extent that the number of shares received in the exchange does not exceed the number of shares surrendered. The Participant will, however, recognize ordinary income equal to the fair market value of the Additional Shares, less any cash paid by the Participant to exercise the option. The fair market value of the Additional Shares, and the Participant’s income, will be determined on the date of exercise.

The Participant’s tax basis in the shares received in the exchange that do not exceed the number of shares surrendered is the same as his or her tax basis in the surrendered shares. The Participant’s tax basis in the Additional Shares is equal to the sum of the ordinary income recognized by the Participant on account of the exchange and any cash paid by the Participant to exercise the option.

The exercise of a nonqualified stock option or SAR will entitle the Participant’s employer (either us or our affiliate) to claim a federal income tax deduction equal to the amount of income recognized by the Participant.

Federal Income Tax Treatment of Other Share-Based Awards

Share Awards and Restricted Shares

A Participant will recognize ordinary income on account of a Share Award or Restricted Share Award on the first day that the shares are either transferable or not subject to a substantial risk of forfeiture. The income that will be recognized will equal the fair market value of the shares of common stock on such date.

If the shares are both nontransferable and subject to a substantial risk of forfeiture on the date of the award, a Participant may elect to recognize income, and have his tax consequences determined, as of the date the Restricted Share Award is made. That is accomplished by filing an “83(b) election” within thirty days after the award.

The Participant’s tax basis in the shares received on account of a Share Award or Restricted Share Award will be the amount of any income recognized. Any gain or loss that a Participant realizes upon the sale of common stock acquired pursuant to a Share Award or Restricted Share Award will be treated as long-term or short-term capital gain or loss, depending on the period the Participant holds the shares after the date the Participant recognizes ordinary income on account of the award.

The Participant’s employer (either us or our affiliate) may claim a federal income tax deduction equal to the amount of ordinary income recognized by a Participant on account of the award.

Restricted Stock Units

A Participant will not recognize income on account of the grant of RSUs. A Participant will recognize ordinary income on account of the payment under the RSUs. The amount of income recognized by the Participant is equal to the fair market value of the shares of common stock that are received in settlement of the RSUs.

The Participant’s tax basis in any common stock or other equity interests received on account of the settlement of RSUs will be the fair market value of the common stock or equity interests on the date the shares or interests are issued to the Participant. Any gain or loss that the Participant realizes on the sale of the common stock will be treated as a long-term or short-term capital gain or loss, depending on the period that the Participant held such shares.

The Participant’s employer (either us or our affiliate) may claim a federal income tax deduction equal to the amount of ordinary income recognized by a Participant on account of the settlement of a Performance Unit award.

Taxation of Our Company

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with our taxable year ended on December 31, 2006. We believe that we were organized and have operated and will continue to operate in such a manner as to qualify for taxation as a REIT under the federal income tax laws, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In the opinion of Hunton & Williams LLP, we qualified to be taxed as a REIT for our taxable years ended December 31, 2006 through December 31, 2009, and our organization and current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT for our taxable year ending December 31, 2010 and subsequent taxable years. Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, and is not binding upon the IRS or any court. In addition, Hunton & Williams LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. Hunton & Williams LLP’s opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions discussed below, which could require us to pay an excise or penalty tax (which could be material) in order for us to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to federal income tax on our net taxable income that we currently distribute to our stockholders, but taxable income generated by any domestic taxable REIT subsidiaries, or TRSs, will be subject to regular corporate income tax. However, we will be subject to federal tax in the following circumstances:

•

We will pay federal income tax on our net taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference, including any deductions of net operating losses, that we do not distribute or allocate to stockholders.

•	We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure, or foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, and

•	other nonqualifying income from foreclosure property.

•

We will pay a 100% tax on net income earned from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•

If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” but nonetheless continue to qualify as a REIT because we meet other requirements, we will be subject to a 100% tax on:

•	the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied, in either case, by

•	a fraction intended to reflect our profitability.

•

If we fail to satisfy the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote or value test, as described below under “—Asset Tests”), as long as the failure was due to reasonable cause and not to willful neglect, we dispose of the assets or otherwise comply with such asset tests within six months after the last day of the quarter in which we identify such failure and we file a schedule with the IRS describing the assets that caused such failure, we will pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy such asset tests.

•

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and the failure was due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification.”

•

If we fail to distribute during a calendar year at least the sum of: (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year and (iii) any undistributed taxable income from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed, plus any retained amounts on which income tax has been paid at the corporate level.

•

We may elect to retain and pay income tax on our net long term capital gain. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long term capital gain (to the extent that we make a timely designation of such gain to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% excise tax on transactions between us and a TRS that are not conducted on an arm’s-length basis.

•

If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•

the amount of gain that we would have recognized if we had sold the asset at the time we acquired it, assuming that the C corporation will not elect in lieu of this treatment to an immediate tax when the asset is acquired.

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, any domestic TRS in which we own an interest will be subject to federal, state and local corporate income tax on its taxable income. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1. It is managed by one or more trustees or directors.

2. Its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest.

3. It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

4. It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5. At least 100 persons are beneficial owners of its shares or ownership certificates.

6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year.

7. It elects to be taxed as a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements that must be met to elect and maintain REIT qualification.

8. It meets certain other qualification tests, described below, regarding the nature of its income and assets.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Requirements 5 and 6 applied to us beginning with our 2007 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, however, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

We believe that we have issued common stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our charter restricts the ownership and transfer of our stock so that we should continue to satisfy these requirements.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by U.S. Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information. In addition, we must satisfy all relevant filing and other administrative requirements that must be met to elect and maintain REIT qualification and use a calendar year for federal income tax purposes. We intend to continue to comply with these requirements.

Qualified REIT Subsidiaries

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A qualified REIT subsidiary is a corporation, other than a TRS, all of the capital stock of which is owned, directly or indirectly, by the REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiary that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships

An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners generally is treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. For purposes of the 10% value test (see “—Asset Tests”), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

In the event that a disregarded subsidiary of ours ceases to be wholly-owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”

Taxable REIT Subsidiaries

A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries.” A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation with respect to which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. However, an entity will not qualify as a TRS if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. We generally may not own more than 10%, as measured by voting power or value, of the securities of a corporation that is not a qualified REIT subsidiary unless we and such corporation elect to treat such corporation as a TRS. Overall, no more than 25% (or 20% for our 2008 and prior taxable years) of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, a domestic TRS would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our stockholders.

A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries or render commercially unfeasible (for example, activities that give rise to certain categories of income such as nonqualifying hedging income or inventory sales).

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of federal income taxation. First, a TRS may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or a TRS, that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. We believe that all of our transactions with our former TRSs have been, and all transactions with any future TRSs will be, conducted on an arm’s-length basis.

We currently do not have any TRSs. We may form or invest in domestic or foreign TRSs in the future. To the extent that any TRSs pay any taxes, they will have less cash available for distribution to us. If dividends are paid by domestic TRSs to us, then the dividends we designate and pay to our stockholders who are taxed at individual rates, up to the amount of dividends that we receive from such entities, generally will be eligible to be taxed at the reduced 15% maximum federal rate applicable to qualified dividend income. See “—Taxation of U.S. Holders—Taxation of U.S. Holders on Distributions on Common Stock.”

CLOs and Structured Notes

Pursuant to our then existing investment strategy, we invested in subordinated tranches of collateralized loan obligations, or CLOs, and structured notes. The CLO entities in which we have invested are treated as corporations for federal income tax purposes and the structured notes are treated for federal income tax purposes as equity of a corporation. The CLO and structured notes issuers are organized in foreign countries. There is a specific exemption from federal income tax for non-U.S. corporations that restrict their activities in the United States to trading in stock and securities (or any activity closely related thereto) for their own account whether such trading (or such other activity) is conducted by the corporation or its employees or through a resident broker, commission agent, custodian or other agent. Notwithstanding these rules, any gain recognized by a foreign corporation with respect to United States real property is subject to United States tax as if the foreign corporation were a United States taxpayer. It is not anticipated that the CLO and structured note issuers in which we have invested will hold United States real property other than by foreclosure. Nevertheless, gain (if any) realized on foreclosed United States real property would be subject to United States tax.

We expect that the CLO and structured note issuers in which we have invested will either rely on the exemption described above or otherwise operate in a manner so that they will not be subject to federal income tax on their net income at the entity level. Therefore, despite their status as corporations for federal income tax purposes, they generally will not be subject to corporate income tax on their earnings. Certain U.S. stockholders of such a non-U.S. corporation are required, however, to include in their income currently their proportionate share of the earnings of such a corporation, whether or not such earnings are distributed. We will likely be required to include in income, on a current basis, our proportionate share of the earnings of the CLO and structured note issuers in which we have invested. Although we anticipate that the CLO and structured note issuers in which we have invested will not be subject to corporate income tax, no assurance can be given that the IRS will not challenge this treatment. If the IRS were to succeed in such a challenge, then it could greatly reduce the amounts that the CLO and structured note issuers in which we have invested would have available to pay to their creditors and to distribute to us.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgage loans on real property or qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by a mortgage on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets;

•	income and gain derived from foreclosure property (as described below);

•

income derived from a real estate mortgage investment conduit, or REMIC, in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estate assets, in which case all of the income derived from the REMIC; and

•

income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test (except for income derived from the temporary investment of new capital), other types of interest and dividends, gain from the sale or disposition of stock or securities or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. In addition, income and gain from “hedging transactions,” as defined in “—Hedging Transactions,” that we entered into prior to July 31, 2008 to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 95% gross income test (but will be nonqualifying income for purposes of the 75% gross income test). Income and gain from hedging transactions entered into after July 30, 2008 will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests. In addition, certain foreign currency gains recognized after July 30, 2008 will be excluded from gross income for purposes of one or both of the gross income tests. See “—Foreign Currency Gain.” The following paragraphs discuss the specific application of the gross income tests to us.

Dividends

Our share of any dividends received from any corporation (including dividends from a TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests. We likely will be required to include in our income, even without the receipt of actual distributions, earnings from our investment in the subordinated tranches of CLOs and structured notes issued by foreign corporations. We intend to treat certain of these income inclusions as qualifying income for purposes of the 95% gross income test but not the 75% gross income test. The provisions that set forth what income is qualifying income for purposes of the 95% gross income test provide that gross income derived from dividends, interest and certain other enumerated classes of passive income qualify for purposes of the 95% gross income test. Income inclusions from equity investments in foreign corporations are technically neither actual dividends nor any of the other enumerated categories of income specified in the 95% gross income test for federal income tax purposes, and there is no other clear precedent with respect to the qualification of such income. However, based on advice of counsel, we intend to treat such income inclusions as qualifying income for purposes of the 95% gross income test. Nevertheless, because this income does not meet the literal requirements of the REIT provisions, it is possible that the IRS could successfully take the position that such income is not qualifying income. In the event that such income was determined not to qualify for the 95% gross income test, we could be subject to a penalty tax or we could fail to qualify as a REIT if such income and our other nonqualifying income exceeds 5% of our gross income. See “—Failure to Satisfy Gross Income Tests” and “—Failure to Qualify.”

Interest

The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

•

an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if the loan is secured by real property and other property and the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

We intend to continue to invest in Agency RMBS that are pass-through certificates. In March 2010, the board of directors amended our investment guidelines to permit investments in CMOs. In the future, we may invest in CMOs collateralized by Agency RMBS. As of June 30, 2010, we had not invested in any CMOs. Other than income from derivative instruments, as described below, we expect that all of the income on our Agency RMBS will be qualifying income for purposes of the 95% gross income test. We expect that the Agency RMBS that are pass-through certificates will be treated as interests in a grantor trust for federal income tax purposes. Consequently, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property, as discussed above. Although the IRS has ruled generally that the interest income from Agency RMBS is qualifying income for purposes of the 75% gross income test, it is not clear how this guidance would apply to secondary market purchases of Agency RMBS at a time when the loan-to-value ratio of one or more of the mortgage loans backing the Agency RMBS is greater than 100%. We expect that substantially all of our income from Agency RMBS will be qualifying income for the 75% gross income test. We expect that the CMOs will be treated as interests in real estate mortgage investment conduits, or REMICs, for federal income tax purposes. Income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% gross income test. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. Although the law is not clear, the IRS may take the position that this test is measured on a quarterly basis. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce nonqualifying income for the holders of the related REMIC securities

We have purchased, and may purchase in the future, Agency RMBS through TBAs and may recognize income or gains on the disposition of TBAs, through dollar roll transactions or otherwise. The law is unclear with respect to the qualification of gains from dispositions of TBAs as gains from the sale of real property (including interests in real property and interests in mortgages on real property) or other qualifying income for purposes of the 75% gross income test. Until we receive a favorable private letter ruling from the IRS or we receive an opinion of counsel to the effect that income and gain from the disposition of TBAs should be treated as qualifying income for purposes of the 75% gross income test, we will limit our gains from dispositions of TBAs and any nonqualifying income to no more than 25% of our gross income for each calendar year. Accordingly, our ability to dispose of TBAs, through dollar roll transactions or otherwise, could be limited. Moreover, even if we are advised by counsel that income and gains from dispositions of TBAs should be treated as qualifying income, it is possible that the IRS could successfully take the position that such income is not qualifying income. In the event that such income were determined not to be qualifying for the 75% gross income test, we could be subject to a penalty tax or we could fail to qualify as a REIT if such income and any nonqualifying income exceeds 25% of our gross income. See “—Failure to Qualify.”

Hedging Transactions

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income and gain from “hedging transactions” entered into prior to July 31, 2008 will be excluded from gross income for purposes of the 95% gross income test, but will be treated as nonqualifying income for purposes of the 75% gross income test. Income and gain from hedging transactions entered into after July 30, 2008 will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” includes any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. A “hedging transaction” also includes any transaction entered into after July 30, 2008 primarily to manage risk of currency fluctuations with respect to any item of income or gain that is qualifying income for purposes of the

75% or 95% gross income test (or any property which generates such income or gain). We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and satisfy other identification requirements. To the extent that we hedge for other purposes, or to the extent that a portion of our Agency RMBS and CMOs are not secured by “real estate assets” (as described below under “—Asset Tests”) or in other situations, the income from those transactions will likely be treated as nonqualifying income for purposes of both gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries.

Fee Income

Fee income generally will be qualifying income for purposes of both the 75% and 95% gross income tests if it is received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income and profits. Other fees generally are not qualifying income for purposes of either gross income test. Any fees earned by a TRS will not be included for purposes of the gross income tests.

Foreign Currency Gain

Certain foreign currency gains recognized after July 30, 2008 will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Rents from Real Property

We do not currently own and do not intend to acquire any real property, but we may acquire real property or an interest therein in the future. To the extent that we acquire real property or an interest therein, rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•

First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded, however, from rents from real property solely by reason of being based on fixed percentages of receipts or sales.

•

Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS, at least 90% of the property is leased to unrelated tenants, the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space and the rent is not attributable to an increase in rent due to a modification of a lease with a “controlled TRS” (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock). A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant.

•

Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

•

Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. We may, however, provide services directly to tenants if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS, which may provide customary and non-customary services to tenants without tainting our rental income from the related properties.

Prohibited Transactions

A REIT will incur a 100% tax on the net income (including foreign currency gain recognized after July 30, 2008) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Any such income will be excluded from the application of the 75% and 95% gross income tests. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular asset. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. No assurance, however, can be given that the IRS will not successfully assert a contrary position, in which case we would be subject to the prohibited transaction tax on the sale of those assets.

Foreclosure Property

We will be subject to tax at the maximum corporate rate on any income (including foreign currency gain recognized after July 30, 2008) from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. Gross income from foreclosure property will qualify, however, under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•

that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan or lease was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered, however, to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the U.S. Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•

on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•

on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•

which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Failure to Satisfy Gross Income Tests

If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we are entitled to qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet those tests is due to reasonable cause and not to willful neglect; and

•	following such failure for any taxable year, a schedule of the sources of our income is filed with the IRS in accordance with regulations prescribed by the Secretary of the U.S. Treasury.

We cannot with certainty predict whether any failure to meet these tests will qualify for the relief provisions. If the IRS were to determine that we failed the 95% gross income test because income inclusions with respect to our investment in the subordinated tranches of CLOs and structured notes issued by foreign corporations are not qualifying income, it is possible that the IRS would not consider our position taken with respect to such income, and accordingly our failure to satisfy the 95% gross income test, to be due to reasonable cause and not due to willful neglect. If the IRS were to determine that we failed the 75% gross income test because income and gains from dispositions of TBAs are not qualifying income, it is possible that the IRS would not consider our position taken with respect to such income, and accordingly our failure to satisfy the 75% gross income test, to be due to reasonable cause and not due to willful neglect. If the IRS were to successfully assert either of these positions, we would fail to qualify as a REIT. See “—Failure to Qualify.” Accordingly, it is not possible to state whether we would be entitled to the benefit of these relief provisions with regard to these issues or in any other circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test, or (2) the excess of 95% of our gross income over the amount of gross income attributable to sources that qualify under the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgage loans secured by real property;

•	stock in other REITs;

•

investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term; and

•

regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consist of assets that are qualifying real estate-related assets under the federal income tax laws, determined as if we held such assets, we will be treated as holding directly our proportionate share of the assets of such REMIC.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets (the “5% asset test”).

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities (the “10% vote or value test”).

Fourth, no more than 25% (or 20% for our 2008 and prior taxable years) of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test (the “25% securities test”).

For purposes of the 5% asset test or the 10% vote or value test, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans or mortgage-backed securities that constitute real estate assets, or equity interests in a partnership. For purposes of the 10% value test, the term “securities” does not include:

•

“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any “controlled TRS” hold non-”straight” debt securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•

a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than twelve months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate.

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant.

•	Any obligation to pay “rents from real property.”

•	Certain securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity.

•	Any security (including debt securities) issued by another REIT.

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Any debt instrument of an entity treated as a partnership for federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and certain debt securities issued by that partnership.

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Any debt instrument of an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

We believe that our investments in Agency RMBS will be qualifying assets for purposes of the 75% asset test. We believe that our investments in CMOs that are treated as interests in a REMIC generally will qualify as real estate assets. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC interests will qualify as real estate assets. Although the law is not clear, the IRS may take the position that this test is measured on a quarterly basis. Our investments in subordinated tranches of CLOs and structured notes are not qualifying assets for purposes of the 75% asset test.

We have entered into sale and repurchase agreements under which we nominally sold certain of our Agency RMBS to a counterparty and simultaneously entered into an agreement to repurchase the sold assets in exchange for a purchase price that reflects a financing charge. Based on positions the IRS has taken in analogous situations, we believe that we are treated for REIT asset and income test purposes as the owner of the Agency RMBS that are the subject of such agreements notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the Agency RMBS during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

We have purchased, and may purchase in the future, Agency RMBS through TBAs. The law is unclear with respect to the qualification of TBAs as real estate assets or Government securities for purposes of the 75% asset test. Until we receive a favorable private letter ruling from the IRS or we receive an opinion from counsel to the effect that TBAs should be treated as qualifying assets for purposes of the 75% asset test, we will limit our investment in TBAs and any nonqualifying assets to no more than 25% of our assets at the end of any calendar quarter and will limit the TBAs issued by any one issuer to no more than 5% of our asset at the end of any calendar quarter. Accordingly, our ability to purchase Agency RMBS through TBAs could be limited. Moreover, even if we are advised by counsel that TBAs should be treated as qualifying assets, it is possible that the IRS could successfully take the position that such assets are not qualifying assets. In the event that such assets were determined not to be qualifying for the 75% asset test, we could be subject to a penalty tax or we could fail to qualify as a REIT if the value of our TBAs and any nonqualifying assets exceeds 25% of our total assets at the end of any calendar quarter or if the value of the TBAs issued by any one issuer exceeds 5% of our assets at the end of any calendar quarter. See “—Failure to Qualify.”

We monitor the status of our assets for purposes of the various asset tests and seek to manage our portfolio to comply at all times with such tests. No assurance, however, can be given that we will continue to be successful in this effort. In this regard, to determine our compliance with these requirements, we will have to value our investment in our assets to ensure compliance with the asset tests. Although we seek to be prudent in making these estimates, no assurances can be given that the IRS might not disagree with these determinations and assert that a different value is applicable, in which case we might not satisfy the 75% asset test and the other asset tests and, thus, would fail to qualify as a REIT.

If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•

the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more nonqualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

In the event that we violate the 5% asset test or the 10% vote or value test described above at the end of any calendar quarter, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure, (ii) file a schedule with the IRS describing the assets that caused such failure in accordance with regulations promulgated by the Secretary of the U.S. Treasury and (iii) pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests. If the IRS were to determine that we failed the 5% asset test or 75% asset test because TBAs are not qualifying assets, it is possible that the IRS would not consider our position taken with respect to such assets, and accordingly our failure to satisfy the 5% asset test or 75% asset test, to be due to reasonable cause and not due to willful neglect. If the IRS were to successfully assert these positions, we would fail to qualify as a REIT. See “—Failure to Qualify.” Accordingly, it is not possible to state whether we would be entitled to the benefit of these relief provisions with regard to this issue or in any other circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT.

We believe that the Agency RMBS, CMOs and other assets that we will hold will satisfy the foregoing asset test requirements. We will monitor the status of our assets and our future acquisition of assets to ensure that we continue to comply with those requirements, but we cannot assure you that we will be successful in this effort. No independent appraisals have been or will be obtained to support our estimates of and conclusions as to the value of our assets and securities, or in many cases, the real estate collateral for the mortgage loans that support our Agency RMBS. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, no assurance can be given that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

We must make such distributions in the taxable year to which they relate, or in the following taxable year if either (i) we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (ii) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (i) are taxable to the stockholders in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31 of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro-rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute.

We may elect to retain and pay income tax on the net long term capital gain we recognize in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the REIT distribution requirements and the 4% nondeductible excise tax described above. We intend to continue to make timely distributions in the future sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of cash, including distributions from our subsidiaries, and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. Possible examples of those timing differences include the following:

•	Because we may deduct capital losses only to the extent of our capital gains, we may have taxable income that exceeds our economic income.

•

We will recognize taxable income in advance of the related cash flow if any of our Agency RMBS are deemed to have original issue discount. We generally must accrue original issue discount based on a constant yield method that takes into account projected prepayments but that defers taking into account credit losses until they are actually incurred.

•

We may acquire investments that will be treated as having “market discount” for federal income tax purposes, because the investments will be debt instruments that we acquire for an amount less than their principal amount. Under the federal income tax rules applicable to market discount and our elections under those rules, we are required to recognize market discount as ordinary income as it accrues on a constant yield basis. The recognition of market discount results in an acceleration of the recognition of taxable income to periods prior to the receipt of the related economic income. Further, to the extent that such an investment does not fully amortize according to its terms, we may never receive the economic income attributable to previously recognized market discount.

•	We may recognize phantom taxable income from our investments in the subordinated tranches of CLOs and structured notes.

Although several types of non-cash income are excluded in determining the annual distribution requirement, we will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if we do not distribute those items on a current basis. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest and a penalty to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to continue to comply with these requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction and stockholders taxed at individual rates might be eligible for the reduced federal income tax rate of 15% on such dividends (through 2010). In addition, subject to the limitations of the Internal Revenue Code, corporate distributions may be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of U.S. Holders

The term “U.S. holder” means a holder of our common stock that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any of its States or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the purchase, ownership and disposition of our common stock by the partnership.

Taxation of U.S. Holders on Distributions on Common Stock

The following summary regarding the tax consequences on distributions on our common stock does not apply to distributions on common stock issued under the Plan that are made before the date on which the participant recognizes income on account of the Plan award (i.e., the date that the shares are first either transferable or not subject to a substantial risk of forfeiture or, if the participant files an “83(b) election,” on the date of transfer). Distributions on common stock issued under the Plan that are made before the date on which the Participant recognizes income on account of the Plan award are includible in income and taxed as compensation.

As long as we qualify as a REIT, a taxable U.S. holder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long term capital gain. A U.S. holder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. holder generally will not qualify for the 15% tax rate for “qualified dividend income.”

Legislation enacted in 2003 and 2006 reduced the maximum tax rate for qualified dividend income received by taxpayers taxed at individual rates to 15% for tax years 2003 through 2010. Without future Congressional action, the maximum tax rate for such taxpayers on qualified dividend income will move to 39.6% in 2011. Qualified dividend income generally includes dividends paid to U.S. holders taxed at individual rates by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders (see “—Taxation of Our Company” above), our dividends generally will not be eligible for the 15% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from certain non-REIT corporations (e.g., dividends from any domestic TRSs), (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income), and (iii) attributable to income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income). In general, to qualify for the reduced tax rate on qualified dividend income, a U.S. holder must hold our common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend.

A U.S. holder generally will take into account distributions that we designate as capital gain dividends as long term capital gain without regard to the period for which the U.S. holder has held our common stock. A corporate U.S. holder may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

A U.S. holder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. holder’s common stock. Instead, the distribution will reduce the adjusted basis of such common stock. A U.S. holder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. holder’s adjusted basis in his or her common stock as long term capital gain, or short term capital gain if the shares of common stock have been held for one year or less, assuming the shares of common stock are a capital asset in the hands of the U.S. holder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. holder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. holder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year, as described in “—Distribution Requirements.”

Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income.

Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

For taxable years beginning after December 31, 2012, certain U.S. holders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax. The Medicare tax will apply to, among other things, dividends and other income derived from certain trades or business and net gains from the sale or other disposition of property, such as our common stock, subject to certain exceptions. Our dividends and any gain from the disposition of our common stock generally will be the type of gain that is subject to the Medicare tax.

We may recognize taxable income in excess of our economic income, known as phantom income, in the first years that we hold certain investments, and experience an offsetting excess of economic income over our taxable income in later years. As a result, U.S. holders at times may be required to pay federal income tax on distributions that economically represent a return of capital rather than a dividend. These distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for federal income tax purposes. Taking into account the time value of money, this acceleration of federal income tax liabilities may reduce a U.S. holder’s after-tax return on his or her investment to an amount less than the after-tax return on an investment with an identical before-tax rate of return that did not generate phantom income. For example, if an investor with a 30% tax rate purchases a taxable bond with an annual interest rate of 10% on its face value, the investor’s before-tax return on the investment would be 10% and the investor’s after-tax return would be 7%. However, if the same investor purchased our common stock at a time when the before-tax rate of return was 10%, the investor’s after-tax rate of return on such stock might be somewhat less than 7% as a result of our phantom income. In general, as the ratio of our phantom income to our total income increases, the after-tax rate of return received by a taxable stockholder will decrease. We will consider the potential effects of phantom income on our taxable stockholders in managing our investments.

Taxation of U.S. Holders on the Disposition of Common Stock

Except as provided in “—Federal Income Tax Treatment of Incentive Stock Options,” “—Federal Income Tax Treatment of Nonqualified Options and SARs” or “—Federal Income Tax Treatment of Other Share-Based Awards,” as applicable, a U.S. holder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our common stock as long term capital gain or loss if the U.S. holder has held such common stock for more than one year and otherwise as short term capital gain or loss. In general, a U.S. holder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis. A holder’s adjusted tax basis generally will equal the amount determined as provided in “—Federal Income Tax Treatment of Incentive Stock Options,” “—Federal Income Tax Treatment of Nonqualified Options and SARs” or “—Federal Income Tax Treatment of Other Share-Based Awards,” as applicable, increased by the excess of net capital gains deemed distributed to the U.S. holder less tax deemed paid by it and reduced by any returns of capital. However, a U.S. holder must treat any loss upon a sale or exchange of common stock held by such holder for six months or less as a long term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. holder treats as long term capital gain. All or a portion of any loss that a U.S. holder realizes upon a taxable disposition of the common stock may be disallowed if the U.S. holder purchases other common stock within 30 days before or after the disposition. Special rules may apply to incentive stock options and other options or awards regarding the character of any income recognized upon a disposition and the holding period of the common stock. See “—Federal Income Tax Treatment of Incentive Stock Options,” “—Federal Income Tax Treatment of Nonqualified Options and SARs” and “—Federal Income Tax Treatment of Other Share-Based Awards.”

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long term capital gain or loss. The highest marginal individual income tax rate currently is 35% (which rate will apply for the period through December 31, 2010). The maximum tax rate on long term capital gain applicable to U.S. holders taxed at individual rates is 15% for sales and exchanges of assets held for more than one year occurring through December 31, 2010. The maximum tax rate on long term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we will designate whether such a distribution is taxable to U.S. holders taxed at individual rates at a 15% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Withholding

We will report to U.S. holders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a U.S. holder may be subject to backup withholding at a rate of 28% with respect to distributions unless such holder:

•	is a corporation (for payments before January 1, 2012) or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A U.S. holder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. holder’s income tax liability. U.S. holders that hold their common stock through foreign accounts or intermediaries will be subject to U.S. withholding tax at a rate of 30% on dividends and proceeds of sale of our common stock paid after December 31, 2012 if certain disclosure requirements related to U.S. accounts are not satisfied. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. holders who fail to certify their non-foreign status to us.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2010, certain provisions that are currently in the Internal Revenue Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for long term capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, the application of the 15% tax rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective investors should consult their tax advisors regarding the effect of sunset provisions on an investment in our common stock.

State, Local and Foreign Taxes

We and/or our stockholders may be subject to taxation by various states, localities or foreign jurisdictions, including those in which we or a stockholder transacts business, owns property or resides. We may own properties located in numerous jurisdictions and may be required to file tax returns in some or all of those jurisdictions. The state, local and foreign tax treatment may differ from the federal income tax treatment described above. Consequently, stockholders should consult their tax advisors regarding the effect of state, local and foreign income and other tax laws upon an investment in our common stock.

PLAN OF DISTRIBUTION

The Plan permits us to issues shares of our common stock and certain other stock-based awards to Participants in the Plan. Shares are issuable by granting restricted stock and unrestricted stock and in the form of incentive stock options, nonqualified stock options, stock appreciation rights, performance awards or other stock-based awards. See “Description of the Plan.”

LEGAL MATTERS

Certain legal matters will be passed upon for us by Hunton & Williams LLP.

EXPERTS

The financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and, in accordance with those requirements, file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information, as well as the registration statement and the exhibits and schedules thereto, can be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials may be obtained at prescribed rates. Information about the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information regarding registrants, including us, that file such information electronically with the SEC. The address of the SEC’s website is http://www.sec.gov. Our common stock is listed on the NYSE and our corporate website is located at http://www.cysinv.com. Our internet website and the information contained therein or connected thereto do not constitute a part of this prospectus or any amendment or supplement thereto.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, certain parts of which are omitted in accordance with the SEC’s rules and regulations. For further information about us and the securities, we refer you to the registration statement and to such exhibits and schedules. Statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement that we have filed with the SEC. The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	our Annual Report on Form 10-K for the year ended December 31, 2009;

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the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2009 from our definitive proxy statement on Schedule 14A filed with the SEC on March 15, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010;

•	our Current Reports on Form 8-K filed with the SEC on April 27, 2010, May 10, 2010 (as to Item 5.07 only), June 23, 2010, June 25, 2010, September 20, 2010, September 21, 2010 and November 3, 2010;

•	the description of our common stock included in our Registration Statement on Form 8-A/A dated June 4, 2009; and

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all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of this offering or after the date of the initial registration statement and before effectiveness of the registration statement, except for those deemed to be furnished, not filed.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above that have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request those documents from us by contacting: Chief Operating Officer, Cypress Sharpridge Investments, Inc., 437 Madison Avenue, 33rd Floor, New York, New York 10022, Telephone: (212) 612-3210. We also maintain an Internet site at www.cysinv.com at which there is additional information about our business, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this prospectus.